WOODSIDE

18 August 2006



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 18 August 2006:
  - Woodside submits US Deepwater Port Application

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

ASX ANNOUNCEMENT
(ASX: WPL)



WOODSIDE

FRIDAY, 18 AUGUST 2006
7:00AM (WST)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE SUBMITS US DEEPWATER PORT APPLICATION

Woodside Petroleum Ltd. issues the attached statement on behalf of its wholly owned United States subsidiary Woodside Natural Gas Inc.

WOODSIDE NATURAL GAS SUBMITS DEEPWATER PORT APPLICATION TO U.S. COAST GUARD AND CITY OF LOS ANGELES

OceanWay Secure Energy Proposal Location is More Than 20 Miles Offshore from LAX To Bring Safe Affordable Natural Gas to California

LOS ANGELES -- Woodside Natural Gas Inc. has submitted permit applications to Federal and City agencies for approval to build and operate its proposed OceanWay project designed to safely bring Australian natural gas to California.

Applications were submitted to the United States Coast Guard and the Maritime Administration for a deepwater port license and to the City of Los Angeles for a natural gas pipeline franchise.

WNG is seeking approval to place two delivery buoys more than 20 miles (32km) offshore from Los Angeles International Airport (LAX) with dual undersea pipelines to deliver the natural gas to shore.

The OceanWay project would use state-of-the-art technology to safely deliver affordable Australian natural gas to help meet California's growing energy needs without construction of an onshore LNG terminal, or an offshore platform.

Instead, LNG will be transported across the Pacific Ocean and transferred to specially designed ships, which will convert it back into gas.

The natural gas will be delivered through an undersea pipeline coming ashore near LAX, joining the local gas distribution network via a local connection facility.

The submission of permit applications is a significant milestone for the OceanWay project.

It begins the license application process administered jointly by the United States Coast Guard and the Maritime Administration. The Maritime Administration is primarily responsible for project financial reviews while the coast guard is primarily responsible for project engineering, operations, safety, and environmental reviews, including compliance with the National Environmental Policy Act.

The license review process, including a decision on the license application, must be completed within 356 days of the deemed complete application.

At the same time, the City of Los Angeles will process an application for a pipeline franchise both off and onshore, and review the OceanWay proposal for compliance with the California Environmental Quality Act.

"Our OceanWay proposal gains momentum with today's filings," said Jane Cutler, president of Woodside Natural Gas.

"This brings us one step closer to our goal of providing a safe, reliable and affordable natural gas supply to Southern California.

"The location and design were specifically selected to respond to local concerns about potential impacts on the environment and surrounding communities.

"Combined with Woodside's 17-year history of safely delivering LNG cargoes to Asia, Europe and the United States, we believe the OceanWay proposal is a compelling option for Californians.

"We'll continue to work not only with the lead agencies but all of the key stakeholders – elected officials, regulators, residents and environmentalists, to ensure our proposal is right for California."

The proposal would process an annual average of 0.4 billion cubic feet a day (bcf/d) of natural gas. Subsequent phases of the project could increase the annual average capacity to 0.8 bcf/d and 1.2 bcf/d, subject to market demand.

Woodside Natural Gas Inc is a wholly-owned member of the group of companies owned by Woodside Petroleum Ltd. Woodside is Australia's largest publicly listed independent energy company (market capitalization US$21 billion), and one of Australia's most successful explorers, developers and producers of natural gas. In Australia, Woodside operates the world-class North West Shelf Venture resource development, where it has developed a global reputation for reliable, safe and efficient delivery of liquefied natural gas.

Web: http://www.oceanwaysecureenergy.com/